For immediate release
                                                                  August 3, 2007

          Toyota Announces Record First Quarter Operating Results
  (All consolidated financial information has been prepared in accordance with accounting principles generally accepted in the United States)


Tokyo--TOYOTA MOTOR CORPORATION (TMC) today announced operating results for the first quarter ended June 30, 2007.

On a consolidated basis, net revenues for the first quarter totaled 6.52 trillion yen, an increase of 15.7 percent compared to the same period last fiscal year. Operating income increased 31.8 percent to 675.4 billion yen, while income before income taxes, minority interest and equity in earnings of affiliated companies was 739.0 billion yen. Net income increased by 32.3 percent to 491.5 billion yen.

Positive contributions to operating income totaled 220.0 billion yen, consisting of 100.0 billion yen from marketing efforts, 100.0 billion yen from changes in foreign exchange rates and 20.0 billion yen from cost reduction efforts. Negative factors totaled 57.0 billion yen.

Commenting on the results, Takeshi Suzuki, TMC Senior Managing Director, said, "We posted substantial increases in both revenues and profits, our highest ever quarterly results. Operating income showed a steep increase of 163.0 billion yen compared with the first quarter of the previous fiscal year, due to improved marketing efforts, including higher sales volume and improvement in the product mix, and cost reduction efforts which offset higher raw material costs."

Consolidated vehicle sales for the first quarter amounted to 2.16 million units, an increase of 71 thousand units compared with the same period last fiscal year.

In Japan, vehicle sales decreased by 43 thousand units, to 500 thousand vehicles. Operating income increased significantly by 103.6 billion yen to 396.6 billion yen, due to an improvement in the product mix, including strong sales of the Lexus LS series, boosted by the introduction of the hybrid model in May 2007, as well as an increase in domestic production to meet brisk overseas demand.

Vehicle sales in North America totaled 762 thousand units, an increase of 15 thousand units. Operating income increased by 20.1 billion yen, to 160.2 billion yen. The successful launch of new models such as the Tundra and the Lexus LS, and strong sales of models with high fuel efficiency like Prius contributed to the results.

In Europe, sales increased by 25 thousand vehicles, to 333 thousand vehicles. Operating income increased by 2.0 billion yen, to 38.5 billion yen, due to the successful launch of the Auris earlier this year, and continued steady sales of the Yaris and the Aygo.

Sales in Asia increased by 29 thousand vehicles to 222 thousand vehicles. Sales volume is steadily increasing, mainly in Indonesia, and the South East Asian market in general showed signs of continuing recovery. As a result, operating income in the region increased by 19.6 billion yen, to 49.6 billion yen. Our consolidated subsidiaries in China also contributed to the increase.

In the other regions including Africa, Oceania and South and Central America, sales reached 345 thousand vehicles, an increase of 45 thousand units. Operating income totaled 38.6 billion yen, a considerable increase of 22.7 billion yen.

TMC estimates that the projected consolidated vehicle sales for the fiscal year ending March 31, 2008 will be 8.89 million units, which is unchanged from TMC's initial forecast announced in May 2007. The company's consolidated revenues and earnings forecast for the fiscal year also remains unchanged, with consolidated net revenues of 25.0 trillion yen, operating income of 2.25 trillion yen and net income of 1.65 trillion yen.


       (Please see attached information for details on financial results. Further information is also available on the Internet at www.toyota.co.jp)

  Cautionary Statement with Respect to Forward-Looking Statements
  This release contains forward-looking statements that reflect Toyota's plans and expectations. These forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause Toyota's actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. These factors include: (i) changes in economic conditions and market demand affecting, and the competitive environment in, the automotive markets in Japan, North America, Europe and other markets in which Toyota operates; (ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar, the euro, the Australian dollar and the British pound; (iii) Toyota's ability to realize production efficiencies and to implement capital expenditures at the levels and times planned by management; (iv) changes in the laws, regulations and government policies in the markets in which Toyota operates that affect its automotive operations, particularly laws, regulations and government policies relating to trade, environmental protection, vehicle emissions, vehicle fuel economy and vehicle safety, as well as changes in laws, regulations and government policies that affect Toyota's other operations, including the outcome of future litigation and other legal proceedings; (v) political instability in the markets in which Toyota operates; (vi) Toyota's ability to timely develop and achieve market acceptance of new products; and (vii) fuel shortages or interruptions in transportation systems, labor strikes, work stoppages or other interruptions to, or difficulties in, the employment of labor in the major markets where Toyota purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold. A discussion of these and other factors which may affect Toyota's actual results, performance, achievements or financial position is contained in Toyota's annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission.


                                      # # #

        Contact: Public Affairs Division at (03) 3817-9150/9161/9130/9322